UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

VISION MARINE TECHNOLOGIES INC.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

C96657116
(CUSIP Number)

Investissement Québec
Iberville Building 1
1195 Lavigerie Avenue, Suite 060
Québec, Québec G1V 4N3
418 643-5172
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 17, 2024
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. Investissement Québec
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Québec, Canada
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 5,714,284
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 5,714,284
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,714,284
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 32.9%
14.	Type of Reporting Person: CO

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) is being filed by the undersigned, pursuant to §240.13d-1(a), with respect to the common shares, no par value per share (the “Common Shares”), of Vision Marine Technologies Inc., a Canadian company (the “Issuer”), whose principal executive offices are located at 730 Boulevard du Curé-Boivin, Boisbriand, Québec, J7G 2A7, Canada.

Item 2.	Identity and Background.

(a-c, f) This Schedule 13D is filed by Investissement Québec (the “Reporting Person”). The Reporting Person is a company established by the Government of Québec to favor investment in Québec by Québec-based and international companies. The principal business address of the Reporting Person is 1001 boulevard Robert-Bourassa, bureau 1000, Montréal, Québec H3B 4L4.

Information regarding each director and executive officer of the Reporting Person is set forth on Schedule I attached hereto.

(d) Neither the Reporting Person nor, to the best of its knowledge, any of its executive officers or directors has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither the Reporting Person nor, to the best of its knowledge, any of its executive officers or directors has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On January 17, 2024, the Reporting Person entered into a subscription agreement with the Issuer (the “Subscription Agreement”) pursuant to which the Issuer subscribed for 3,000 Issuer Series B Preferred Shares (the “Preferred Shares”) at a price of US$1,000 per Preferred Share and 2,857,142 common share purchase warrants (the “Warrants”) for aggregate consideration of US$3,000,000.

At any time, the Reporting Person may convert any portion of the Preferred Shares into Common Shares at a price of US$1.05 per Common Share, as may be adjusted, for a period of twelve (12) months, at which time the Preferred Shares become mandatorily convertible, subject to potential price adjustment at maturity.

Each Warrant entitles the holder to purchase one Common Share at a price of US$1.05 per Common Share and will expire five (5) years from the date of issuance.  The description of the Warrant contained in this Item 3 is not intended to be complete and is qualified in its entirety by reference to such document, which is filed as an exhibit hereto and incorporated by reference herein.

Additionally, the Subscription Agreement provides for the obligation of the Issuer to (a) maintain its head office, principal place of business, place of strategic decision-making, and substantially all of its operations, in the Province of Québec; (b) remain a Canadian corporation for business and tax purposes, including remaining resident in Canada under the Income Tax Act (Canada); and (c) maintain control and ultimate ownership of all of its intellectual property, for so long as the Purchaser holds securities of the Issuer.

On January 17, 2024, in connection with the Subscription Agreement, the Issuer and the Reporting Person entered into a registration rights agreement (the “Registration Rights Agreement”) pursuant to which the Issuer agreed to, within four months and one day of the closing date, use commercially reasonable efforts to have a registration statement or registration statements (as is necessary) covering the resale of all Common Shares underlying the Preferred Shares and Warrants declared effective by the United States Securities and Exchange Commission. The

Registration Rights Agreement contains customary representations, warranties, agreements and indemnification rights and obligations of the parties.

The Reporting Person used its working capital to acquire such securities.

Item 4.	Purpose of Transaction.

The information set forth in Item 3 of this Schedule 13D is incorporated herein by reference.

The Reporting Person beneficially owns the securities of the Issuer for general investment purposes. The Reporting Person may, from time to time, depending on prevailing market, economic and other conditions, acquire additional Common Shares or other securities of the Issuer, dispose of any such securities, or engage in discussions with the Issuer concerning such acquisitions or dispositions or further investments in the Issuer. The Reporting Person intends to review its investment in the Issuer on a continuing basis and, depending upon the price and availability of Common Shares or other securities of the Issuer, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Person, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of its investment in the Issuer in the open market, in privately negotiated transactions, pursuant to Rule 10b5-1 trading plans or otherwise.

Except as described in this Schedule 13D, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although the Reporting Persons, at any time and from time to time, may review, reconsider and change its position and/or change its purpose and/or develop such plans and may seek to influence management or the Issuer’s board of directors with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

Item 5.	Interest in Securities of the Issuer.

(a) - (b) Calculations of the percentage of Common Shares beneficially owned are calculated in accordance with Rule 13d-3 and assumes that there are 17,369,038 Common Shares outstanding based on: (i) 11,654,754 Common Shares issued and outstanding as of January 5, 2024, as reported on Exhibit 99.2 attached to the Form 6-K filed by the Issuer on January 16, 2024, and (ii) the 5,714,284 Common Shares issuable upon the conversion or exercise, as applicable, of the Preferred Shares and Warrants held by the Reporting Person.

The aggregate number and percentage of Shares beneficially owned by the Reporting Person and, for the Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition, are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

As of the date hereof, the Reporting Person beneficially owns 5,714,284 Common Shares consisting of: (a) 2,857,142 Common Shares issuable upon conversion of the Preferred Shares held by the Reporting Person, and (b) 2,857,142 Common Shares issuable upon exercise of the Warrants held by the Reporting Person.

(c) Except as described in this Schedule 13D, neither the Reporting Person nor, to the best of its knowledge, any of the individuals set forth on Schedule I attached hereto, has effected any transactions in Common Shares during the past sixty days.

(d) To the best knowledge of the Reporting Person, no one other than the Reporting Person, or its partners, members, affiliates or shareholders of such persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares reported herein as beneficially owned by the Reporting Person.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 3 of this Schedule 13D is incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits.

Exhibit Number	Description

1	Warrant

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 29, 2024

INVESTISSEMENT QUÉBEC

By:	/s/ André Dessureault
Name:	André Dessureault
Title:	Directeur principal, Affaires juridiques, Investissements

SCHEDULE I

Executive Officers and Directors of Investissement Québec

The name and principal occupation of each director and executive officer of Investissement Québec are set forth below. The address for each person listed below is c/o Investissement Québec, Iberville Building 1, 1195 Lavigerie Avenue, Suite 060, Québec, Québec G1V 4N3.

OFFICERS:

Name	Present Principal Occupation or Employement	Citizenship
Guy Leblanc	President and Chief Executive Officer	Canada
Bicha Ngo	Senior Executive Vice-President, Private Equity	Canada
Laurent Naud	Senior Vice-President, Finance, Credit Risk Management and IT	Canada
Hubert Bolduc	President, IQ International	Canada
Marie Zakaïb	Senior Vice-President, Human Resources and Internal Communications	Canada
Sylvain Gendron	Senior Vice-President, Legal Affairs, and Corporate Secretary	Canada

DIRECTORS:

Name	Present Principal Occupation	Citizenship
Geneviève Fortier	Chief Executive Officer, Promutuel Assurance	Canada
David Bahan	Deputy Minister of the Ministry of Economy, Innovation and Energy	Canada
Anne Bourhis	Human Resources Management Professor, HEC Montréal	Canada
Catherine Dubé	Business Executive and Management Consultant, Coboom	Canada
Louis-Daniel Gauvin	Corporate Director	Canada
Manon Genest	Founding Partner, General Manager, Montréal Office, TACT Intelligence-conseil	Canada
Mélissa Gilbert	Executive Vice-President and Leader, Finance, Beneva	Canada
Éloïse Harvey	President, EPIQ Machineries Inc.	Canada
Claudine Roy	President and CEO Gestion immobilière Gaspé	Canada
Louise Sanscartier	Governance Consultant and Corporate Director	Canada
Marie-Soleil Tremblay	Full Professor, École Nationale d’Administration Publique	Canada

Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Persons, none of the individuals listed above beneficially owns any Common Shares.